FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Sol Strategies Inc. (formerly, Cypherpunk Holdings Inc.) (the "Company")

401-217 Queen Street West
Toronto, ON M5V 0R2

2. Date of Material Change

September 12, 2024

3. News Release

A news release disclosing the material change was released on September 12, 2024 through the facilities of Newsfile Corp.

4. Summary of Material Change

On September 12, 2024, the Company announced it had filed Articles of Amendment effecting the change of its name to "Sol Strategies Inc." (the "Name Change").

5. Full Description of Material Change

On September 12, 2024 the Company announced it had completed the Name Change. The stock symbol on the Canadian Securities Exchange (the "CSE") will not be changed and will remain trading under "HODL". The name change was approved by shareholders at the Company's shareholder meeting held on July 30, 2024.

No action will be required by existing shareholders with respect to the name change. Certificates representing common shares of the Company will not be affected by the name change and will not need to be exchanged. The Company encourages any shareholder with any questions or concerns to contact the Company or to discuss any of the foregoing with their broker or agent. The Company will provide a further update regarding the effective date of the Name Change.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Doug Harris, Chief Financial Officer of the Company at (416) 480-2488.

9. Date of Report

This report is dated at Toronto, this 24th day of September, 2024.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this material change report are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.